Exhibit 99.9

Perdigão Agroindustrial S.A.

Appraisal Report

Appraisal Report

1 – KPMG Auditores Independentes, company established at 33, Dr. Renato Paes de Barros Street, São Paulo, São Paulo, properly entered in the General Taxpayers’ Register of the Federal Revenue Office under number 57.755.217/0001-29, registered originally in the Regional Accounting Council of State of São Paulo under number 2SP014428/O-6, hereby represented by their partners Mr. José Luiz Ribeiro de Carvalho, Brazilian, divorced, accountant, entered in the Regional Accounting Council of State of São Paulo under number 1SP141128/O-2 and in the Individual Taxpayers’ Register number 007.769.948-32 and Mr. Charles Krieck, Brazilian, married, accountant, entered in the Regional Accounting Council of State of São Paulo under number 1SP212272/O-2, and in the Individual Taxpayers’ Register number 075.979.138-42, valuation expert appointed by Perdigão S.A., established at the city and judicial district of São Paulo, State of São Paulo, at 760, Escola Politécnica, 2º floor, Jaguaré, entered in the General Taxpayers’ Register under number 01.838.723/0001-27, to proceed to the evaluation of net assets to be split off of Perdigão Agroindustrial, which consists of certain assets and liabilities  on September 30, 2008, summarized in Annex I, according to the accounting practices adopted in Brazil, presents below the result of their work.

A – Objective of evaluation

2 – The present appraisal report is issued with aim of evaluate, according to the accounting practices adopted in Brazil, the net asset formed by certain assets and liabilities on September 30, 2008 of Perdigão Agroindustrial S.A. to be part of split off process of Perdigão Agroindustrial S.A., with merger of split off parcel into Perdigão S.A. and subsequent merger of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. into Perdigão S.A., as approved in the Council Management and Fiscal Meeting, realized in November 27, 2008, and consequent ratification of  the “Protocol and Justification of partial spin-off of Perdigão Agroindustrial S.A. followed by merger of

Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. into Perdigão S.A.” and have not be used for other purposes.

B – Criteria for evaluation and scope of works

3 – The appraisal report is being issued to certain assets and liabilities extracted from the balance sheet raised of the Perdigão Agroindustrial S.A. (Annex I) on September 30, 2008 in accordance to the accounting criteria established in the accounting practices adopted in Brazil.

4 – The determination of net assets formed by certain assets and liabilities of Perdigão Agroindustrial S.A. does not include the changes in accounting practices introduced by Law 11.638/07. The management of the Company does not concluded their analyses about possible impact of changes in the accounting practices introduced by the Law, to allow the accounting record of possible effects or disclose an estimate of possible effects brought by Law 11.638/07 in the net equity presented. The management does not expect relevant effects arising from changes planned in the Law.

C – Results of evaluation

5 – Based on tests performed, except by the effects of possible adjustments, if any, of the subject mentioned in the previous paragraph, we concluded that the value assets formed by certain assets and liabilities of Perdigão Agroindustrial S.A. to be split off by Perdigão S.A. on September 30, 2008, is R$ 195,431,973.47.

6 – Additionally, in attendance to the Brazilian Securities Commission (CVM) requirements, noticed that:

a.          According to the professional rules established by the Federal Accounting Council, we are not aware of conflicts of interest direct or indirect, nor in any other circumstance which represents conflicts of interest in relation to the services that were provided by us and that are above described.

b.          We are not aware of any actions of the controller or manager of the Company with aim of directing, limited, hinder, or practice any acts that have or may have compromised the access, use or knowledge of informations, asset, documents, or methodologies of work relevant for the quality of respective conclusions.

November 27, 2008 – São Paulo

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Partner	Partner
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2

Annex 1

Summary of net equity (assets - liabilities) of PERDIGÃO

AGROINDUSTRIAL S.A.

Balance in September 30, 2008

(In reais)

	Balance	Split Parcel
	09/30/2008	09/30/2008
Assets

Current
Cash and cash equivalents	68.005.080,58	0,00
Securities	283.428.441,82	0,00
Trade accounts receivable	993.045.021,82	0,00
Inventories	994.486.290,66	0,00
Recoverable and deferred taxes	183.645.022,53	0,00
Prepaid expenses	29.066.460,34	0,00
Other credits	88.919.699,78	0,00
	2.640.596.017,53	0,00

Noncurrent
Noncurrent
Related parties	0,00	0,00
Trade accounts receivable	9.618.199,53	0,00
Recoverable and deferred taxes	84.839.236,55	0,00
Inventories	0,00	0,00
Other credits	68.578.256,61	0,00
	163.035.692,69	0,00

Permanent Asset Investiments	1.608.769.810,97	516.037.509,78

Property, Plant and Equipment	2.141.680.134,86	0,00

Intangible	0,00	0,00

Deferred	141.448.739,70	0,00

	3.891.898.685,53	516.037.509,78

	6.695.530.395,75	516.037.509,78

	Balance	Split Parcel
	09/30/2008	09/30/2008
Liabilities

Current
Financing and loans	557.166.561,62	198.728.694,12
Debentures	4.190.646,72	0,00
Trade accounts payable	613.858.483,85	30.777.607,96
Taxes and contributions payable	38.744.911,16	0,00
Payroll and vacations	144.706.801,60	0,00
Related parties	89.707.774,29	91.099.234,23
Other accounts payable	781.353.914,77	0,00
Dividends and interest on shareholder’s equity	0,00	0,00
Income tax and social contribution	0,00	0,00
	2.229.729.094,01	320.605.536,31

Noncurrent
Noncurrent
Financing and loans	1.590.702.733,82	0,00
Debentures	4.150.770,03	0,00
Related parties	0,00	0,00
Provisions for contingencies	106.948.887,01	0,00
Deferred taxes	704.326,30	0,00
Advance for future capital increase	0,00	0,00
Other accounts payable	14.608.728,37	0,00
	1.717.115.445,53	0,00

Shareholders’ equity
Paid in capital	1.929.769.486,81	0,00
Capital reserves	59.346.447,64	0,00
Revaluation reserves	0,00	0,00
Profit reserves	668.090.467,24	0,00
Retained Earnings(Accumulated losses)	91.479.454,52	0,00
	2.748.685.856,21	0,00

	6.695.530.395,75	320.605.536,31

Itacir Francisco Piccoli	Marcos Roberto Badollato
Gerente de Controladoria	Contador - CRC 1SP219369/O-4

PERDIGÃO AGROINDUSTRIAL S.A.

30.09.08
Investiments	349.370.963,08
Batávia	164.628.350,19
PMT	177.720.099,89
Cotochés	7.022.513,00

Goodwill	148.766.546,70
Batávia	101.477.200,79
PMT	7.963.258,19
Cotochés	39.326.087,72

Advance for future capital increase	17.900.000,00
Cotochés	17.900.000,00

TOTAL	516.037.509,78

Loan	(198.728.694,12)
NCE - Unibanco	(58.515.476,91)
NCE - Unibanco	(40.962.196,19)
NCE - BB	(43.857.283,32)
NCE - BB	(22.672.797,44)
NCE - BB	(6.828.790,67)
NCE - BB	(18.090.939,21)
NCE - BB	(7.801.210,38)

Accounts Payable	(30.777.607,96)
Perdigão S.A.	(14.955.468,11)
Batávia	(3.378,43)
PMT	(8.620.963,03)
Sino dos Alpes	(2.649.144,38)
UP Alimentos	(4.538.146,14)
Avipal Alimentos	309,86
Avipal Nordeste	(10.817,73)

Mutual	(91.099.234,23)
PMT	(91.099.234,23)

Net equity	195.431.973,47